Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Curaleaf Holdings, Inc. ("Curaleaf" or the "Company")

420 Lexington Avenue
Suite 2035

New York, New York
10170-0052

Item 2	Date of Material Change

April 13, 2023, and April 17, 2023

Item 3	News Release

News releases with respect to the nature and substance of the material change were disseminated on April 14, 2023 and on April 17, 2023 through prnewswire.com and subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On April 13, 2023, the Board (the “CRC Board”) of the New Jersey Cannabis Regulatory Commission (“CRC”) announced that it denied the renewal of Curaleaf’s cultivation and retail licenses for adult-use in the State of New Jersey. On April 17, 2023, the CRC Board reversed itself and voted to approve Curaleaf’s adult use cannabis licenses.

Item 5	Full Description of Material Change

5.1            Full Description of Material Change

On April 13, 2023, the CRC Board, at its regularly scheduled meeting, failed to renew the Company’s cannabis adult use licenses for cultivation and processing as well as two of its three dispensaries in the State (the CRC Board’s failure to renew did not affect the Company’s medical cannabis licenses), despite the conclusion by the CRC director and staff that Curaleaf had met the conditions for license renewal and their recommendation for renewal. The vote was two against, one for and two abstentions. The following day, Curaleaf received the written final agency decision indicating that non-renewal was based upon (i) Curaleaf’s decision to temporarily stop cultivation at its Bellmawr, NJ location without proper notification to the CRC and (ii) Curaleaf’s suspected non-compliance with certainly labor agreement bargaining requirements under the NJ cannabis regulations.

Curaleaf appealed this decision on April 14, 2023 and, on Monday morning, April 17, 2023, after a required 48-hour waiting period, filed with the NJ Court for an injunction to maintain its licenses. Curaleaf’s primary grounds for maintaining its licenses were that the failure of the CRC Board to renew its license, against recommendation of the CRC staff, were without basis and failed to follow notice and due process. The same day, prior to the review of the application for an injunction by the Court, the CRC Board held an emergency meeting that resulted in the renewal of the Company’s licenses. The renewal was purportedly subject to Curaleaf providing (i) evidence of good faith efforts to negotiate certain collective bargaining agreements, (ii) any records or documents requested by the CRC Board relating to the Company’s intention to modify its New Jersey operations, (iii) updated information relating to the Company’s good faith efforts to hire employees and vendor contractors that meet certain criteria. However, the Company believes that these conditions do not add any material obligations not otherwise imposed by the existing regulations and any further action against its license would require notice and due process, as applied to any regulatory action. If the CRC Board determines that Curaleaf has failed to satisfy these conditions, the CRC Board may, subject to normal due process, issue any penalties allowable under applicable regulations, which may include fines or the revocation of the renewed licenses.

5.2            Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Peter Clateman
Chief Legal Officer
IR@curaleaf.com

Item 9	Date of Report

April 22, 2023

Forward-Looking Information

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects", or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this material change report contains forward-looking statements and information concerning Curaleaf's operations in the State of New Jersey. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this new material change report. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this material change report and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest Management’s Discussion and Analysis filed November 8, 2022, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this report and the Company undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The Company caution investors not to place considerable reliance on the forward-looking statements contained in this material change report.